

Mail Stop 3561

November 20, 2017

Paul K. Danner, III
Chief Executive Officer
Alliance MMA, Inc.
590 Madison Avenue, 21st Floor
New York, NY 10022

> **Re:** **Alliance MMA, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 2, 2017**
> **File No. 333-221295**

Dear Mr. Danner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the base prospectus to provide a full description of the warrants, rights and units. Refer to Item 9 of Form S-3 and Item 202 of Regulation S-K.

Prospectus Cover Page

2. Please provide your analysis as to how you satisfy the transaction requirements for use of Form S-3 for this primary offering of common stock, preferred stock, warrants, rights and units. To the extent that you are relying on Instruction I.B.6 to Form S-3, please include the information called for by Instruction 7 to Instruction I.B.6 on the prospectus cover page.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Julie Griffith at 202-551-3267 or me at 202-551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure